Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Announcement on Amendment to Regular Related Party Transaction Agreement

Highlights:

•	The Transaction: The Company proposes to enter into the amended Regular Related Party Transaction Framework Agreement (the “Framework Agreement”) with China Guangfa Bank (the “CGB”), and to submit the maximum amounts of regular related party transactions with CGB in the next three years to the Shareholders’ Meeting for approval. According to the Framework Agreement, the Company and its subsidiaries will carry out deposit and non-deposit related party transactions with CGB based on normal commercial terms in the ordinary course of business.

•	Abstention of Related Persons: The twelfth meeting of the fourth session of the Board of Directors of the Company (the “Board”) reviewed and passed the Proposal on the Amendment to the Regular Related Party Transaction Framework Agreement between the Company and CGB, and agreed that the Company may enter into the amended Framework Agreement with CGB and will submit the maximum amounts specified in the Framework Agreement to the Shareholders’ Meeting for approval. Mr. Wan Feng, an affiliated director, abstained from voting.

•	The maximum amounts for these transactions are subject to approval by the Shareholders’ Meeting.

I.	General Description of the Transaction

On March 25, 2014, the twelfth meeting of the fourth session of the Board reviewed and passed the Proposal on the Amendment to the Regular Related Party Transaction Framework Agreement between the Company and CGB (the “Transaction”), and agreed that the Company may enter into the amended Framework Agreement with CGB and will submit the maximum amounts specified in the Framework Agreement to the Shareholders’ Meeting for approval. According to the Framework Agreement, the Company and its subsidiaries will carry out deposit and non-deposit related party transactions with CGB in the ordinary course of business. For deposit related party transactions, the maximum amount of the deposit balance on any given day during the effective period of the Framework Agreement is RMB50 billion (or the equivalent amount in foreign currencies). For non-deposit related party transactions, the maximum transaction amount during any given year is RMB8 billion (or the equivalent amount in foreign currencies). Specific transactions will be entered into on normal commercial terms and on the arm’s length basis.

Commission File Number 001-31914

II.	Introduction of the Related Party and its Relationship with the Company

CGB is a stock-holding commercial bank duly established under the laws and regulations of the People’s Republic of China. It is permitted to engage in the banking business, including accepting public deposits, issuing short-term, medium-term and long-term loans, arranging settlement, handling note discount, issuing financial bonds, acting as an agent in the collection and payment of funds, and to engage in the insurance business and other banking business permitted by China banking supervisory and regulatory authorities. The Company holds 20.00% equity interest in CGB.

According to the SSE Listing Rules, Guidance on the Implementation of Related Party Transactions for Listed Companies on the Shanghai Stock Exchange, Interim Measures on the Administration of Related Party Transactions for Insurance Companies, and relevant provisions under any other laws, regulations, departmental rules and normative documents, because Mr. Liu Jiade, former Vice President of the Company, and Mr. Wan Feng, Vice Chairmen of the Board and Non-Executive Director of the Company, have been serving as directors of CGB during the past twelve months , CGB is regarded as a related party of the Company, and this Transaction is regarded as a related party transaction of the Company.

III.	Key Amendments to the Framework Agreement

1.	Parties of the Framework Agreement: “the Company” is amended to “the Company and its subsidiaries” as one party of the Framework Agreement.

2.	Add the Following Businesses under the Non-deposit Related Party Transactions

(i)	Fund Custody Service: CGB will act as the fund custodian of the funds managed by the Company and its subsidiaries on normal commercial terms and will charge custodian fees accordingly;

(ii)	Fund Sales Service: The Company and its subsidiaries will entrust CGB as its sales agency to provide sales service for the funds managed by the Company and its subsidiaries on normal commercial terms; and

(iii)	Electronic Banking Service: The electronic banking service refers to the business or service conducted through internet finance or electronic banking channel provided by CGB including online banking, cellphone banking, mobile banking and smart banking. The Company and its subsidiaries and CGB will cooperate on the online settlement service for the subscription (purchase) or redemption by customers using CGB’s online banking service for the funds managed by the Company and its subsidiaries, and the Company and its subsidiaries will pay the service fee to CGB on normal commercial terms.

3.	The Maximum Amounts of the Transaction

For deposit related party transactions, the maximum amount of the deposit balance on any given day during the effective period of the Framework Agreement is increased from RMB30 billion (or the equivalent amount in foreign currencies) to RMB50 billion (or the equivalent amount in foreign currencies). For non-deposit related party transactions, the maximum transaction amount during any given year is increased from RMB5 billion (or the equivalent amount in foreign currencies) to RMB8 billion (or the equivalent amount in foreign currencies). Specific transactions will be entered into on normal commercial terms and on the arm’s length basis.

4.	Effective Period of the Framework Agreement

The Framework Agreement is amended to be effective from January 1, 2014 to December 31, 2016, which substitutes the original effective period from January 1, 2013 to December 31, 2015.

Commission File Number 001-31914

IV.	Key Terms of the Amended Framework Agreement

1.	Types of Business

(i)	Deposit Related Party Transactions

Deposit related party transactions include, without limitation, demand deposits, term deposits, foreign currency deposits and negotiated deposits.

(ii)	Non-deposit Related Party Transactions

According to the needs arising from the parties’ business cooperation, and from regular business growth, new business development and liquidity arrangement of investment funds, and subject to relevant provisions of laws and regulations, the parties agree to carry out various types of non-deposit continuing related party transactions whose terms and conditions of business cooperation are to be directly negotiated. Non-deposit related party transactions include:

a)	Wealth Management Products of Commercial Banks: the Company and its subsidiaries will purchase wealth management products of CGB on normal commercial terms in the ordinary course of its investment business;

b)	Securities Backed by Credit Assets of Financial Institutions: the Company and its subsidiaries will purchase securities backed by credit assets of financial institutions from CGB on normal commercial terms in the ordinary course of its investment business;

c)	Insurance Agency Service: CGB will provide agency services to the Company and its subsidiaries, such as distributing insurance products, collecting insurance premiums and paying insurance benefits;

d)	Purchase of Products and Services: CGB will purchase products and services from the Company and it subsidiaries in the ordinary course of business;

e)	Fund Custody Service: CGB will act as the fund custodian of the funds managed by the Company and its subsidiaries on normal commercial terms and will charge custodian fees accordingly;

f)	Fund Sales Service: The Company and its subsidiaries will entrust CGB as its sales agency to provide sales service for the funds managed by the Company and its subsidiaries on normal commercial terms;

g)	Electronic Banking Service: The electronic banking service refers to the business or service conducted through internet finance or electronic banking channel provided by CGB including online banking, cellphone banking, mobile banking and smart banking. The Company and its subsidiaries and CGB will cooperate on the online settlement service for the subscription (purchase) or redemption by customers using CGB’s online banking service for the funds managed by the Company and its subsidiaries and the Company and its subsidiaries will pay the service fee to CGB on normal commercial terms; and

h)	other regular related party transactions within the definition provided in the SSE Listing Rules.

Commission File Number 001-31914

2.	Effective Period of the Framework Agreement

The Framework Agreement takes effect upon the signing by the legal representatives or authorized agents of both parties and the affixing of official seals of both parties. The Framework Agreement is effective from January 1, 2014 to December 31, 2016.

3.	Pricing Mechanism

The specific terms of deposit related party transactions will be determined by arm’s length negotiation, and based on the nature, amount and term of the deposit, market condition, and applicable industry practice. Non-deposit related party transactions will be determined by arm’s length negotiation, and based on applicable financial industry practice.

V.	Effect of the Transaction on the Company

The Transaction will benefit the development of the Company’s investment business, and strengthen the strategic cooperation between the Company and CGB. At the same time, in compliance with the approval and disclosure procedures of the SSE Listing Rules, it helps to improve the efficiency of decision-making and implementation of regular related party transactions by fixing the maximum amount of regular related party transactions in the Framework Agreement, which is also in the overall interests of the Company.

VI.	Procedures of Review

1. The twelfth meeting of the fourth session of the Board of Directors reviewed and approved the Proposal on the Amendment to the Regular Related Party Transaction Framework Agreement between the Company and CGB, and agreed that the Company may enter into the amended Framework Agreement with CGB and will submit the maximum amounts specified in the Framework Agreement to the Shareholders’ Meeting for approval. The Board also authorized the management of the Company to enter into the Framework Agreement with CGB after the shareholders’ approval, and approve and execute the regular related party transactions and related matters contemplated in the Framework Agreement. Wan Feng, an affiliated director, abstained from voting. All of the unaffiliated directors voted in favor of the Transaction unanimously.

2. All the independent directors of the Company reviewed documents pertinent to the Transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board for review, and provided the following independent opinion: the Transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; provisions in the agreement are in accordance with the principle of fairness; no harm to the interest of the Company or to the rights of the independent shareholders is detected; relevant procedures of the Transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.

VII.	Documents Available for Review

1.	Resolution of the twelfth meeting of the fourth session of the Board;

2.	Prior consenting opinion and independent opinion by independent directors on the Transaction; and

3.	The Related Party Transaction Framework Agreement entered into by and between the Company and CGB.

Board of Directors

China Life Insurance Company Limited

March 25, 2014